RNS Transaction in Own Shares TRANSACTION IN OWN SHARES UNILEVER PLC Released 07:00:09 29 April 2025 RNS Number : 5150G Unilever PLC 29 April 2025 TRANSACTIONS IN OWN SECURITIES 29 April 2025 Unilever PLC (the "Company") announces today that it has purchased the following ordinary shares on the London Stock Exchange from Goldman Sachs International ( The repurchased shares will be held in treasury. Ordinary Shares Date of purchase: 28 April 2025 Number of ordinary shares purchased: 50,000 Highest price paid per share: GBP 47.3700 Lowest price paid per share: GBP 46.7900

Volume weighted average price paid per share: GBP 47.0754 Such purchases form part of the Company's existing share buy-back programme and pursuant to the instructions issued to the Broker by the Company on 13 February 2025 on that date. Following the purchase of these shares, Unilever holds 67,296,885 of its ordinary sha and has 2,501,250,934 ordinary shares in issue (excluding treasury shares). Aggregated information Trading venue Volume weighted average price (GBP) Aggregated volume LSE 47.0754 50,000 BATS 0.0000 0 Chi-X 0.0000 0 Turquoise 0.0000 0 Aquis 0.0000 0 Transaction details In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies i Market Abuse Regulation), a full breakdown of the individual trades made by the Brok the Company as part of the buy-back programme is detailed below: Quantity bought Price (GBP) Trading Venue Tim 229 47.27 XLON 08 448 47.27 XLON 08 485 47.27 XLON 08 265 47.28 XLON 08 117 47.33 XLON 08 175 47.33 XLON 08 246 47.29 XLON 08 237 47.30 XLON 08 17 47.29 XLON 08 17 47.29 XLON 08 17 47.29 XLON 08 300 47.28 XLON 09 293 47.25 XLON 09 209 47.27 XLON 09 208 47.27 XLON 09 207 47.26 XLON 09

206 47.26 XLON 09 206 47.24 XLON 09 204 47.20 XLON 09 201 47.29 XLON 09 201 47.29 XLON 09 203 47.31 XLON 09 202 47.26 XLON 09 201 47.30 XLON 09 206 47.37 XLON 09 50 47.36 XLON 09 50 47.36 XLON 09 266 47.36 XLON 09 224 47.28 XLON 09 35 47.30 XLON 09 47 47.30 XLON 09 220 47.28 XLON 09 259 47.27 XLON 09 240 47.28 XLON 09 224 47.27 XLON 10 201 47.23 XLON 10 223 47.21 XLON 10 132 47.19 XLON 10 257 47.19 XLON 10 156 47.16 XLON 10 63 47.16 XLON 10 226 47.14 XLON 10 11 47.17 XLON 10 11 47.17 XLON 10 194 47.17 XLON 10 205 47.25 XLON 10 285 47.26 XLON 10 241 47.26 XLON 10 202 47.24 XLON 10 92 47.24 XLON 10 204 47.25 XLON 10 201 47.24 XLON 10 211 47.24 XLON 10 201 47.24 XLON 10 201 47.24 XLON 11 102 47.26 XLON 11

104 47.26 XLON 11 128 47.26 XLON 11 83 47.26 XLON 11 95 47.26 XLON 11 109 47.26 XLON 11 204 47.28 XLON 11 202 47.25 XLON 11 202 47.23 XLON 11 205 47.24 XLON 11 208 47.21 XLON 11 207 47.18 XLON 11 207 47.21 XLON 11 203 47.19 XLON 11 349 47.19 XLON 11 204 47.17 XLON 11 285 47.16 XLON 11 204 47.14 XLON 11 277 47.12 XLON 11 252 47.10 XLON 11 246 47.08 XLON 11 65 47.07 XLON 12 301 47.07 XLON 12 247 47.06 XLON 12 221 47.05 XLON 12 216 47.04 XLON 12 211 47.04 XLON 12 213 47.02 XLON 12 207 47.02 XLON 12 144 47.02 XLON 12 65 47.02 XLON 12 201 47.08 XLON 12 270 47.17 XLON 12 275 47.15 XLON 12 204 47.13 XLON 12 117 47.10 XLON 12 249 47.13 XLON 13 248 47.11 XLON 13 237 47.13 XLON 13 217 47.13 XLON 13 212 47.11 XLON 13

212 47.14 XLON 13 205 47.16 XLON 13 214 47.18 XLON 13 201 47.18 XLON 13 202 47.18 XLON 13 201 47.18 XLON 13 213 47.16 XLON 13 204 47.16 XLON 13 205 47.15 XLON 13 208 47.15 XLON 13 201 47.17 XLON 13 201 47.17 XLON 13 210 47.15 XLON 13 5 47.17 XLON 13 196 47.17 XLON 13 202 47.17 XLON 13 201 47.16 XLON 13 205 47.14 XLON 14 205 47.14 XLON 14 205 47.12 XLON 14 201 47.13 XLON 14 211 47.12 XLON 14 124 47.14 XLON 14 165 47.14 XLON 14 266 47.14 XLON 14 180 47.14 XLON 14 45 47.14 XLON 14 205 47.12 XLON 14 211 47.10 XLON 14 234 47.07 XLON 14 226 47.11 XLON 14 201 47.11 XLON 14 220 47.09 XLON 14 218 47.09 XLON 14 97 47.13 XLON 14 190 47.11 XLON 14 24 47.11 XLON 14 273 47.06 XLON 14 23 47.06 XLON 14 10 47.06 XLON 14

200 47.06 XLON 14 19 47.06 XLON 14 217 47.06 XLON 14 100 47.04 XLON 14 147 47.04 XLON 14 100 47.02 XLON 14 128 47.02 XLON 14 215 47.01 XLON 14 221 47.06 XLON 14 218 47.05 XLON 14 219 47.03 XLON 14 211 47.01 XLON 14 204 47.00 XLON 14 162 46.97 XLON 14 208 46.97 XLON 14 33 46.97 XLON 14 209 46.95 XLON 14 221 46.94 XLON 14 214 46.92 XLON 14 212 46.92 XLON 14 210 46.90 XLON 14 216 46.93 XLON 14 212 46.91 XLON 14 9 46.91 XLON 14 48 46.90 XLON 14 285 46.89 XLON 14 241 46.86 XLON 14 215 46.86 XLON 14 232 46.88 XLON 14 289 46.90 XLON 14 307 46.95 XLON 14 108 46.94 XLON 15 190 46.94 XLON 15 306 46.92 XLON 15 63 46.92 XLON 15 147 46.92 XLON 15 267 46.92 XLON 15 253 46.90 XLON 15 170 46.89 XLON 15 106 46.89 XLON 15

238 46.83 XLON 15 394 46.86 XLON 15 229 46.84 XLON 15 234 46.85 XLON 15 295 46.85 XLON 15 111 46.86 XLON 15 214 46.86 XLON 15 135 46.85 XLON 15 102 46.85 XLON 15 190 46.87 XLON 15 48 46.87 XLON 15 233 46.85 XLON 15 220 46.85 XLON 15 205 46.85 XLON 15 201 46.85 XLON 15 136 46.83 XLON 15 93 46.83 XLON 15 275 46.83 XLON 15 215 46.81 XLON 15 206 46.82 XLON 15 9 46.79 XLON 15 207 46.79 XLON 15 18 46.79 XLON 15 379 46.84 XLON 15 93 46.82 XLON 15 80 46.84 XLON 15 190 46.84 XLON 15 127 46.84 XLON 15 412 46.85 XLON 15 205 46.82 XLON 15 201 46.81 XLON 15 333 46.83 XLON 15 217 46.83 XLON 15 204 46.83 XLON 15 453 46.89 XLON 15 377 46.91 XLON 15 10 46.93 XLON 15 9 46.93 XLON 15 463 46.97 XLON 15 407 47.00 XLON 15

295 47.00 XLON 15 209 47.00 XLON 16 118 47.00 XLON 16 66 47.00 XLON 16 119 47.00 XLON 16 281 47.05 XLON 16 278 47.06 XLON 16 280 47.06 XLON 16 26 47.06 XLON 16 8 47.06 XLON 16 26 47.06 XLON 16 26 47.06 XLON 16 138 47.06 XLON 16 252 47.07 XLON 16 535 47.07 XLON 16 314 47.06 XLON 16 2 47.07 XLON 16 541 47.07 XLON 16 25 47.09 XLON 16 270 47.09 XLON 16 174 47.09 XLON 16 328 47.09 XLON 16 31 47.08 XLON 16 62 47.08 XLON 16 346 47.08 XLON 16 342 47.06 XLON 16 289 47.04 XLON 16 280 47.03 XLON 16 262 47.03 XLON 16 8 47.03 XLON 16 146 47.03 XLON 16 193 47.03 XLON 16 204 47.01 XLON 16 113 47.05 XLON 16 219 47.05 XLON 16 10 47.05 XLON 16 168 47.05 XLON 16 143 47.05 XLON 16 343 47.05 XLON 16 177 47.05 XLON 16

173 47.05 XLON 16 165 47.05 XLON 16 116 47.05 XLON 16 351 47.05 XLON 16 Media Enquires: Please contact the Unilever Press Office at: Press-Office.London@Unilever.com This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. © 2025 London Stock Exchange plc. All rights reserved.